Eagle Protect, PBC
Crowdfunding Campaign Video Transcript

Steve Ardagh, Founder/CEO, speaking: This is a really big issue. There are over 320 million disposable gloves used every year and some of them are just not food safe. And we're on a mission to change that.

Lynda Ronaldson, Founder/VP Marketing, speaking: We believe our gloves really do make a difference from manufacturing right through to the glove wear and the food that they touch. Our gloves are produced in child labor free certified factories, and we know exactly where they're made and the raw material content, the ingredient within the gloves, which means they're safe for the glove user and also safe for your food they're touching. So yes, we do believe our gloves make a big difference to this world.

Steve Ardagh speaking: We often joke we're the world's dirtiest B Corp because we have the greatest opportunity to make an impact. We just helped one US Food retailer save 1.2 million pounds of waste just by changing their glove and their glove process. If we could do that for the whole US food sector, we could save over 120 million pounds of waste every year plus packaging savings, carbon emissions, with transport and water savings at the factories.

Lynda Ronaldson speaking: So the various reasons not to use vinyl gloves, one would be the production of chemicals during the glove manufacturing and also during disposal. And also because of the high failure rate of vinyl gloves, that excess are actually being disposed of. Swapping to our gloves means that a customer will save up to 30% glove usage, which is massive for the environment.

Lynda Ronaldson speaking: No disposable gloves are food safe. In fact, 50% of the most commonly used glove here fail when they're taken out of the box or when they're put on, and that definitely isn't a food-safe glove.

Steve Ardagh speaking: We became a B Corp in 2012 because it was the right thing to do. We were New Zealand's first, and we're still the only one of our type in the world. Our values of looking after our community and our people, and in our case our factories, align well with the B Corp mantra. Of not only being the best in the world but being the best for the world.

Steve Ardagh speaking: Normally, as a company grows, their footprint and potential damage on the Earth gets greater. But with Eagle, it's the other way around. The more we grow, the more we save, so we invite you to join us and invest in Eagle Protect and help save the US Food sector one glove at a time.